UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: November 15, 2010

File No.  001-33512

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

The Company hereby incorporates by reference Exhibits 99.1 and 99.2 to this Form 6-K into its registration statement on Form F-3 (File No. 333-162677) and the prospectus contained therein.

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.
(Registrant)

Dated: November 15, 2010

By: /s/ Mathew Wong

Mathew Wong,
Chief Financial Officer

EXHIBIT INDEX

Exhibit Description

99.1	Third Quarter Interim Financial Statements for the period ended September 30, 2010.

99.2	Management Discussion and Analysis for the period ended September 30, 2010.

99.3	Form 52-109F2 Certification of Interim Filings of the Chief Executive Officer and Chief Financial Officer of Dejour for the period ended September 30, 2010.

99.4
On November 15, 2010, Dejour reported that it had achieved a 202% production increase and year-to-date $0.3 Million in operating cash flow, and that new wells would drive significant improvements in EBITDA and netback.